UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9F

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934 and
Rules 14d-1(b) and 14e-2(c) thereunder

PETAQUILLA MINERALS LTD.
(Name of Subject Company)

PETAQUILLA MINERALS LTD.
(Name of Person(s) Filing Statement)

Province of British Columbia, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

Common Shares without par value*
(Title of Class of Securities)

716013107
(CUSIP Number of Class of Securities)

Joao C. Manuel
Chief Executive Officer
Petaquilla Minerals Ltd.
Suite 1230, 777 Hornby Street
Vancouver, British Columbia
Canada V6Z 1S4
(Name, address and telephone number of person
authorized to receive notice and communications
on behalf of the person(s) filing statement)

With copies to:

Craig Thorburn

Blake, Cassels & Graydon LLP

199 Bay Street

Suite 4000, Commerce Court West

Toronto, ON M5L 1A9

(416) 863-2400

* Each Common Share includes a limited duration right to purchase a specified number of Common Shares calculated in accordance with the terms of the Shareholders Rights Plan

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

ITEM 1. Home Jurisdiction Documents

Directors’ Circular, dated October 15, 2012, of Petaquilla Minerals Ltd. (the “Directors’ Circular”)

ITEM 2. Informational Legends

See “Notice to U.S. Shareholders” on the outside front cover of the Directors’ Circular.

This document is important and requires your immediate attention.  If you are in doubt as to how to deal with the offer referred to herein, you should consult your investment dealer, broker, bank manager or other professional advisor.  Inquiries concerning the information in this document should be directed to CST Phoenix Advisors at 1-800-332-6309.

DIRECTORS’ CIRCULAR

RECOMMENDING

REJECTION

OF THE OFFER BY

INMET MINING CORPORATION

TO PURCHASE ALL OF THE OUTSTANDING COMMON SHARES
(TOGETHER WITH ASSOCIATED RIGHTS)

OF

PETAQUILLA MINERALS LTD.

AT A PRICE OF (i) 0.0109 SHARES OF INMET MINING CORPORATION AND $0.001 IN CASH OR (ii) A CASH AMOUNT THAT IS GREATER THAN $0.001 BUT NOT MORE THAN $0.48, AND, IF SUCH ELECTED CASH AMOUNT IS LESS THAN $0.48, THAT NUMBER OF COMMON SHARES OF INMET MINING CORPORATION EQUAL TO THE EXCESS OF $0.48 OVER THE ELECTED AMOUNT, DIVIDED BY $43.945, PER COMMON SHARE

THE BOARD OF DIRECTORS OF PETAQUILLA MINERALS LTD.
UNANIMOUSLY RECOMMENDS THAT YOU REJECT THE OFFER AND NOT TENDER YOUR PETAQUILLA COMMON SHARES

October 15, 2012

NO NEED FOR IMMEDIATE ACTION:

THERE IS NO NEED FOR PETAQUILLA SHAREHOLDERS TO DO ANYTHING IMMEDIATELY.

THE INMET OFFER IS CURRENTLY OPEN UNTIL 5:00 P.M. (TORONTO TIME) ON NOVEMBER 5, 2012.

WE RECOMMEND YOU READ THE REASONS FOR REJECTION.

IF YOU HAVE ALREADY TENDERED YOUR PETAQUILLA COMMON SHARES INTO THE INMET OFFER,
YOU SHOULD WITHDRAW THEM IMMEDIATELY.

NOTICE TO U.S. SHAREHOLDERS

The Inmet Offer (as defined herein) is made for the securities of a foreign issuer and while the Inmet Offer is subject to disclosure requirements of Canada, the country in which Petaquilla is incorporated, holders of common shares of Petaquilla should be aware that these requirements are different from those of the United States. The financial statements of Petaquilla, including any such statements included herein, are prepared in accordance with International Financial Reporting Standards and are subject to Canadian auditing and auditor independent standards and thus may not be comparable to financial statements of United States companies. The enforcement by Petaquilla Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Petaquilla is incorporated in Canada and that some or all of its officers and directors are residents of a foreign country.

REJECT THE INADEQUATE INMET OFFER; DO NOT TENDER YOUR SHARES

For any questions or requests for assistance, including for more information on how to withdraw your Petaquilla shares, please contact CST Phoenix Advisors at 1-800-332-6309 (North American Toll Free Number) or by e-mail at inquiries@phoenixadvisorscst.com

QUESTIONS AND ANSWERS ABOUT THE INADEQUATE INMET OFFER

The questions and answers set out below are intended to be a summary only of certain information contained in this Directors’ Circular and are qualified in their entirety by the more detailed information appearing elsewhere in this Directors’ Circular. Capitalized terms used but not defined herein have the meanings ascribed thereto in this Directors’ Circular.

1.                                      Should I accept or reject the Inmet Offer?

The Petaquilla Board UNANIMOUSLY recommends that Shareholders REJECT the Inmet Offer and NOT TENDER their Common Shares. Members of the Board, officers and management do NOT intend to tender their Common Shares into the Inmet Offer, which the Board views as offering inadequate consideration to Shareholders.

2.                                      How do I reject the Inmet Offer?

You do not need to do anything. DO NOT tender your Common Shares.

3.                                      Can I withdraw my Common Shares if I have already tendered?

YES. As described in the Inmet Circular, you can withdraw your Common Shares:

(a)                                  at any time before your Common Shares have been taken up by the Offeror;

(b)                                 if your Common Shares have not been paid for by the Offeror within three business days after having been taken up by the Offeror; or

(c)                                  in certain other circumstances described in this Directors’ Circular.

4.                                      How do I withdraw my Common Shares?

For information on how to withdraw your Common Shares, Petaquilla recommends you contact your broker, or CST Phoenix Advisors, the information agent retained by Petaquilla, at the number listed below.

5.                                      Why does the Board believe that the Inmet Offer should be rejected?

The Board unanimously believes that the Inmet Offer is not in the best interests of Petaquilla, Shareholders, and other stakeholders. The Board took into account numerous factors including, but not limited to, the Board’s reasons set out in “Reasons for Rejection” in reaching its UNANIMOUS recommendation that Shareholders REJECT the Inmet Offer and NOT TENDER their Common Shares into the Inmet Offer.

Shareholders are strongly encouraged to carefully review the full explanation of the reasons for the Board’s recommendation set out on pages 12 to 18 of this Directors’ Circular.

6.                                      What is Petaquilla doing in response to the Inmet Offer?

The Board and Petaquilla’s management, with the assistance of their financial and legal advisors, are evaluating a range of strategic alternatives to enhance the Corporation’s value for the benefit of Petaquilla’s Shareholders and its other stakeholders.

Among other things, Petaquilla is proceeding with its previously announced private placement of up to US$210 million senior secured notes. If completed, Petaquilla intends to use the net proceeds from the offering to terminate its obligations under its existing prepaid forward minerals contracts, to repay a portion of its existing

REJECT THE INADEQUATE INMET OFFER; DO NOT TENDER YOUR SHARES

For any questions or requests for assistance, including for more information on how to withdraw your Petaquilla shares, please contact CST Phoenix Advisors at 1-800-332-6309 (North American Toll Free Number) or by e-mail at inquiries@phoenixadvisorscst.com

(i)

indebtedness, to finance capital expenditures related to its Lomero-Poyatos mine in Spain and the Molejón mine in Panama, to fund a cash investment in PDI in connection with the proposed spin-out of Petaquilla’s infrastructure assets, for general corporate purposes and to pay related fees and expenses.

Petaquilla also currently intends to proceed with the previously announced spin-out of PDI, its wholly-owned subsidiary that will hold Petaquilla’s infrastructure assets, in order to provide Shareholders with an opportunity to realize the full potential of the infrastructure business by advancing it through the creation of a separate corporation.

In addition to such steps, Petaquilla is exploring other strategic alternatives that may further enhance value for Shareholders and other stakeholders. Petaquilla has been approached by, and has initiated contact with, a number of third parties who have expressed an interest in considering alternative transactions. Petaquilla has created an electronic data room for the purpose of providing confidential information to third parties. Prior to gaining access to the data room, third parties are required to enter into confidentiality and standstill agreements with Petaquilla.  While it is impossible to predict whether any successful value-enhancing proposals will emerge from these efforts and discussions, due to the quality and strategic value of Petaquilla’s assets, the Board believes that Petaquilla and its assets are potentially very attractive to other parties in addition to the Offeror.

7.                                      My broker advised me to tender my Common Shares. Should I?

While the investment decision is between you and your investment advisor, the Board has UNANIMOUSLY recommended that Shareholders REJECT the Inmet Offer and NOT TENDER their Common Shares into the Inmet Offer.

8.                                      The media has referred to this as a ‘‘hostile’’ take-over bid. Is that true?

YES. In a friendly take-over, the two companies work together to come to an agreement that would enhance securityholder value. However, Inmet did not contact or approach Petaquilla or its representatives with respect to the proposed bid prior to the date on which it announced its intention to make its offer and it initiated its offer without the support of the Board. Given this, the Inmet Offer should be considered a hostile offer, and the Board, together with its financial and legal advisors, has been working to develop, review and evaluate a range of strategic alternatives consistent with Petaquilla’s focus on achieving a result that is in the best interests of Petaquilla, including seeking to maximize value to Shareholders and other stakeholders.

9.                                      Do I have to decide now?

NO. You do not have to take any action at this time. The Inmet Offer is scheduled to expire at 5:00 p.m. (Toronto time) on November 5, 2012, and is subject to a number of conditions that have yet to be satisfied, including conditions relating to the impediments imposed by the Shareholder Rights Plan. You do not have to take any action until closer to the expiry date of the Inmet Offer to ensure that you are able to consider all of your options.

If you have already tendered your Common Shares into the Inmet Offer and you decide to withdraw these Common Shares from the Inmet Offer, you must allow sufficient time to complete the withdrawal process prior to the expiration of the Inmet Offer. For more information on how to withdraw your Common Shares, you should contact your broker or CST Phoenix Advisors, the information agent retained by Petaquilla, at the numbers or email address listed below.

10.                               Who do I ask if I have more questions?

The Board recommends that you read the information contained in this Directors’ Circular carefully. You should contact CST Phoenix Advisors, the information agent retained by Petaquilla, with any questions or requests for assistance that you might have.

REJECT THE INADEQUATE INMET OFFER; DO NOT TENDER YOUR SHARES

For any questions or requests for assistance, including for more information on how to withdraw your Petaquilla shares, please contact CST Phoenix Advisors at 1-800-332-6309 (North American Toll Free Number) or by e-mail at inquiries@phoenixadvisorscst.com

(ii)

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO
THE INFORMATION AGENT:

CST Phoenix Advisors

North American Toll Free Number:

1-800-332-6309

Banks, Brokers and collect calls: 201-806-2222

Email: inquiries@phoenixadvisorscst.com

REJECT THE INADEQUATE INMET OFFER; DO NOT TENDER YOUR SHARES

For any questions or requests for assistance, including for more information on how to withdraw your Petaquilla shares, please contact CST Phoenix Advisors at 1-800-332-6309 (North American Toll Free Number) or by e-mail at inquiries@phoenixadvisorscst.com

(iii)

BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

THAT SHAREHOLDERS

REJECT

THE HOSTILE OFFER, TAKE NO ACTION AND

NOT TENDER THEIR COMMON SHARES INTO
THE HOSTILE OFFER

REJECT THE INADEQUATE INMET OFFER; DO NOT TENDER YOUR SHARES

For any questions or requests for assistance, including for more information on how to withdraw your Petaquilla shares, please contact CST Phoenix Advisors at 1-800-332-6309 (North American Toll Free Number) or by e-mail at inquiries@phoenixadvisorscst.com

(iv)

FORWARD-LOOKING STATEMENTS

Certain statements in this Directors’ Circular constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as “believes”, “expects”, “plans”, “estimates” or “intends” or stating that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “are projected to” be taken or achieved) are not statements of historical fact, but are forward-looking statements.

Forward-looking statements relate to, among other things, expectations respecting growth and revenue and operating expenses and cash management, the results of exploration, development and mining activities, future metal prices, project parameters, market conditions, the proposed Notes offering and spin-out of PDI, alternative transactions or the terms and conditions of any alternative transactions, expected production from and further potential of Petaquilla’s properties, the need for and ability of Petaquilla to raise additional capital, land title, the estimation of mineral reserves and mineral resources, the classification of deposits as gold or copper deposits, conclusions of economic evaluations, the realization of mineral resource estimates, the timing and amount of estimated future production, quality and marketability of mineral product, lives of mines, reclamation obligations, the costs of production, capital expenditures, mining or processing issues, currency exchange rates, government regulation of mining operations, the outcome of any regulatory or adjudicative process, environmental risks, risk relating to infrastructure, permitting and licenses, foreign operations, litigation, foreign mining tax regimes, insurance and uninsured risks, competition, adequacy of financial resources, dependence on key personnel, conflicts of interest and other risks related to mining.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of the Corporation contained or incorporated by reference in this Directors’ Circular, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein as well as: assumptions relating to certain project developments; permitting, development, operations, expansion and acquisitions at the Molejón gold mine and the Botija Abajo, Palmilla, Oro del Norte and Lomero-Poyatos deposits being consistent with the Corporation’s current expectations; political developments in any jurisdiction in which the Corporation operates being consistent with its current expectations; certain price assumptions for gold and silver; prices for key supplies being approximately consistent with current levels; production and cost of sales forecasts meeting expectations; the accuracy of the Corporation’s current mineral reserve and mineral resource estimates; completion of the proposed Notes offering and PDI spin-out and the terms of such transactions; labour and materials costs increasing on a basis consistent with the Corporation’s current expectations; and the Inmet Offer not being successful.

A variety of inherent risks, uncertainties and factors, many of which are beyond the Corporation’s control, affect the operations, performance and results of the Corporation and its business, and could cause actual events or results to differ materially from estimated or anticipated events or results expressed or implied by forward looking statements.

Some of these risks, uncertainties and factors include actions of the Offeror; actions of the Shareholders in respect of the Inmet Offer; the possible effect of the Inmet Offer on Petaquilla’s business; fluctuations in the price of gold and silver; the need to recalculate estimates of resources based on actual production experience; the failure to achieve production estimates; variations in the grade of ore mined; variations in the cost of operations; the availability of qualified personnel; the Corporation’s ability to obtain and maintain all necessary regulatory approvals and licenses; the Corporation’s ability to use cyanide in its mining operations; risks generally associated

REJECT THE INADEQUATE INMET OFFER; DO NOT TENDER YOUR SHARES

For any questions or requests for assistance, including for more information on how to withdraw your Petaquilla shares, please contact CST Phoenix Advisors at 1-800-332-6309 (North American Toll Free Number) or by e-mail at inquiries@phoenixadvisorscst.com with mineral exploration and development, including the Corporation’s ability to develop its deposits; the Corporation’s ability to acquire and develop mineral properties and to successfully integrate such acquisitions; the Corporation’s ability to obtain financing when required on terms that are acceptable to the Corporation; the Corporation’s ability to complete the Notes offering and PDI spin-out; challenges to the Corporation’s interests in its property and mineral rights; and current, pending and proposed legislative or regulatory developments or changes in political, social or economic conditions in the countries in which the Corporation operates; and general economic conditions worldwide.

Certain of these items and their possible impact are discussed more fully in the section titled “Risk Factors” in Petaquilla’s Annual Report on Form 20-F dated September 13, 2012, filed with the securities regulatory authorities and on SEDAR at www.sedar.com.

Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and, except as required by law, the Corporation does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change. Readers are cautioned not to put undue reliance on forward-looking statements.

NOTICE TO UNITED STATES SHAREHOLDERS

The Inmet Offer is made for the securities of a foreign issuer and while the Inmet Offer is subject to disclosure requirements of Canada, the country in which Petaquilla is incorporated, Petaquilla Shareholders should be aware that these requirements are different from those of the United States. The financial statements of Petaquilla, including any such statements included herein, are prepared in accordance with International Financial Reporting Standards and are subject to Canadian auditing and auditor independent standards, and thus may not be comparable to financial statements of United States companies.

The enforcement by Petaquilla Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Petaquilla is incorporated in Canada, and that some or all of its officers and directors are residents of a foreign country.

Petaquilla Shareholders may not be able to sue Petaquilla or some of its officers or directors in a Canadian court for violations of United States or other non-Canadian securities laws. It may be difficult to compel Petaquilla and its affiliates to subject themselves to the jurisdiction of a court in the United States or other non-Canadian jurisdictions or to enforce a judgment obtained from a court in the United States or other non-Canadian jurisdictions. This Directors’ Circular and the Inmet Offer have not been approved or disapproved by any United States or other securities regulatory authority, nor has any such authority passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence. Information concerning mineral deposits is prepared in accordance with Canadian disclosure requirements, which differ from the requirements of the U.S. Securities and Exchange Commission applicable to U.S. companies.

CURRENCY

In this Directors’ Circular, unless otherwise specified or the context otherwise requires, all references to “US$” are to U.S. dollars and all references to “$” and “CAD$” are to Canadian dollars. On October 12, 2012, the noon exchange rate, as reported by the Bank of Canada, was CAD$1.00 = US$1.0205.

GLOSSARY OF TERMS

Certain terms used in this Directors’ Circular have the meanings set forth in Schedule “B” hereto, unless such terms are defined elsewhere in this Directors’ Circular.

REJECT THE INADEQUATE INMET OFFER; DO NOT TENDER YOUR SHARES

For any questions or requests for assistance, including for more information on how to withdraw your Petaquilla shares, please contact CST Phoenix Advisors at 1-800-332-6309 (North American Toll Free Number) or by e-mail at inquiries@phoenixadvisorscst.com

SUMMARY

The information set out below is intended as a summary only and is qualified in its entirety by the more detailed information appearing elsewhere in this Directors’ Circular. This Directors’ Circular should be read carefully and in its entirety as it provides important information regarding Petaquilla and the Inmet Offer. Capitalized terms used but not defined in this Summary have the meanings ascribed thereto in this Directors’ Circular.

DIRECTORS’ RECOMMENDATION

After careful consideration, including a thorough review by the Board, in consultation with its financial and legal advisors, of the terms and conditions of the Inmet Offer, the Board, by unanimous vote of the directors at a meeting held on October 12, 2012, determined that the Inmet Offer is not in the best interests of Petaquilla, Petaquilla Shareholders and other stakeholders.

Accordingly, for the reasons described in more detail below, the Board UNANIMOUSLY recommends that Shareholders REJECT the Inmet Offer and NOT TENDER their Common Shares into the Inmet Offer.

REASONS FOR THE RECOMMENDATION

The Board has carefully reviewed and considered the Inmet Offer, with the benefit of advice from its financial and legal advisors. The following is a summary of the principal reasons for the unanimous recommendation of the Board to Shareholders that you REJECT the Inmet Offer and NOT TENDER your Common Shares into the Inmet Offer. The Board believes that:

1.               The Inmet Offer does not reflect Petaquilla’s current value.

2.               The Inmet Offer does not reflect the value of Petaquilla’s substantial growth prospects.

3.               The timing of the Inmet Offer is opportunistic.  The Offer Price represents a significant discount to the current trading price and 52-week high of the Common Shares.

4.               The Inmet Offer does not reflect the true value of Petaquilla to Inmet and its shareholders.  Petaquilla believes that Inmet will not be able to locate the tailings facility and southwest waste rock storage facility for its Cobre Panama project in the proposed locations without Petaquilla’s agreement.

5.               Inmet’s plans for Petaquilla may not benefit all Petaquilla Shareholders.

6.               The Inmet Offer is highly conditional.

7.               The Inmet Offer is coercive to Petaquilla and its Shareholders and is an attempt to expropriate Shareholder value.

8.               The Inmet Offer is not a Permitted Bid.

See “Reasons for Rejection” on pages 12 to 18 of this Directors’ Circular.

ALTERNATIVES TO THE INMET OFFER

Petaquilla’s Board and management, with the assistance of Petaquilla’s financial and legal advisors, are evaluating a range of strategic alternatives to enhance the Corporation’s value for the benefit of Petaquilla’s shareholders and its other stakeholders.

REJECT THE INADEQUATE INMET OFFER; DO NOT TENDER YOUR SHARES

For any questions or requests for assistance, including for more information on how to withdraw your Petaquilla shares, please contact CST Phoenix Advisors at 1-800-332-6309 (North American Toll Free Number) or by e-mail at inquiries@phoenixadvisorscst.com

Among other things, Petaquilla is proceeding with its previously announced private placement of up to US$210 million senior secured notes (the “Notes”). If completed, Petaquilla intends to use the net proceeds from the offering to terminate its obligations under its existing prepaid forward minerals contracts, to repay a portion of its existing indebtedness, to finance capital expenditures related to its Lomero-Poyatos mine in Spain and the Molejón mine in Panama, to fund a cash investment in PDI in connection with the proposed spin-out of Petaquilla’s infrastructure assets, for general corporate purposes and to pay related fees and expenses.

Petaquilla also currently intends to proceed with the previously announced spin-out of PDI, its wholly-owned subsidiary that will hold Petaquilla’s infrastructure assets, in order to provide Shareholders with an opportunity to realize the full potential of the infrastructure business by advancing it through the creation of a separate corporation.

In addition to such steps, Petaquilla is exploring other strategic alternatives that may further enhance value for Shareholders and other stakeholders. Petaquilla has been approached by, and has initiated contact with, a number of third parties who have expressed an interest in considering alternative transactions. Petaquilla has created an electronic data room for the purpose of providing confidential information to third parties. Prior to gaining access to the data room, third parties are required to enter into confidentiality and standstill agreements with Petaquilla.  While it is impossible to predict whether any successful value-enhancing proposals will emerge from these efforts and discussions, due to the quality and strategic value of Petaquilla’s assets, the Board believes that Petaquilla and its assets are potentially very attractive to other parties in addition to the Offeror.

REJECTION OF THE INMET OFFER BY
DIRECTORS, OFFICERS AND SENIOR MANAGEMENT

The directors and officers of Petaquilla, together with their respective associates, have indicated their intention to REJECT the Inmet Offer and NOT tender any of their Common Shares.

REJECT THE INADEQUATE INMET OFFER; DO NOT TENDER YOUR SHARES

For any questions or requests for assistance, including for more information on how to withdraw your Petaquilla shares, please contact CST Phoenix Advisors at 1-800-332-6309 (North American Toll Free Number) or by e-mail at inquiries@phoenixadvisorscst.com

PETAQUILLA MINERALS LTD.

DIRECTORS’ CIRCULAR

This directors’ circular (the “Directors’ Circular”) is issued by the board of directors (the “Board”) of Petaquilla Minerals Ltd. (“Petaquilla” or the “Corporation”) in connection with the offer (the “Inmet Offer”) made by Inmet Mining Corporation (the “Offeror” or “Inmet”) to purchase all of the issued and outstanding common shares (the “Common Shares”), together with associated rights (the “SRP Rights”) issued and outstanding from time to time under the Shareholder Rights Plan, of the Corporation not already owned by Inmet at a price of (i) 0.0109 Inmet shares and $0.001 in cash; or (ii) a cash amount that is greater than $0.001 but not more than $0.48, and, if such elected cash amount is less than $0.48, that number of common shares of Inmet equal to the excess of $0.48 over the elected cash amount, divided by $43.945, per Common Share, upon the terms and subject to the conditions set forth in the Inmet Offer and take-over bid circular of the Offeror dated September 27, 2012 (the “Inmet Circular”).

PETAQUILLA MINERALS LTD.

Petaquilla is organized under the laws of the Province of British Columbia, Canada, and was incorporated on October 10, 1985, under the name Adrian Resources Ltd. (“Adrian Resources”).  The Corporation’s name changed from Adrian Resources Ltd. to Petaquilla Minerals Ltd. on October 12, 2004.

Petaquilla is primarily a gold production, development and exploration corporation with mining assets in Panama and Spain.  In addition to gold, Petaquilla’s mineral resource base includes silver, copper and zinc.  Petaquilla’s principal assets consist of surface and mining rights in properties located in the Colon Province of Panama, approximately 130 kilometres west of Panama City in north-central Panama, which is referred to as the Molejón Project, and in the Huelva Province of Spain, approximately 85 kilometres west of Seville in the north-eastern portion of the Spanish/Portuguese Iberian Pyrite Belt, which is referred to as the Lomero-Poyatos mine.  In addition, the Botija Abajo gold and copper deposit is a satellite deposit of the Molejón Project and is located within the same block of claims granted by Contract-Law No. 9 of February 26, 1997 (“Law 9”) enacted by the Government of Panama.

BACKGROUND TO THE OFFER

Cerro Petaquilla Concession

In 1997, Minera Petaquilla, S.A. (later renamed Minera Panama, S.A., both “MPSA”), formed by Inmet, and Petaquilla’s predecessor corporation, Adrian Resources, were granted the Cerro Petaquilla Concession (“Cerro Petaquilla Concession”) in the Colon Province of Panama by the Government of Panama to explore and exploit the property pursuant to Law 9. Teck Corporation (later renamed Teck Cominco, both “Teck”) subsequently acquired an earn-in interest in MPSA as operator. The Cerro Petaquilla Concession has a total area of 13,600 hectares.

In 2005, Petaquilla, Inmet and Teck agreed to separate the gold and other precious metal mineral deposits from the copper mineral deposits and to develop a copper and gold project on the Cerro Petaquilla Concession. Consequently, Petaquilla was granted the right to explore and develop gold deposits on the Cerro Petaquilla Concession; the Molejón concession (the “Molejón Concession”), a 1,186 hectare gold deposit within the Cerro Petaquilla Concession, was transferred to Petaquilla; and MPSA was granted the right to explore for and develop copper deposits on the Molejón Concession.

In 2008, Inmet acquired Teck’s interest in MPSA and MPSA’s remaining outstanding shares. In November 2009, the Panamanian government issued a letter to Petaquilla’s wholly-owned subsidiary, Petaquilla Gold, S.A., entitling it to commence production at its gold mine and related processing facilities located on the Molejón Concession (the “Molejón Project”), and, in January 2010, Petaquilla began the commercial production and sale of

REJECT THE INADEQUATE INMET OFFER; DO NOT TENDER YOUR SHARES

For any questions or requests for assistance, including for more information on how to withdraw your Petaquilla shares, please contact CST Phoenix Advisors at 1-800-332-6309 (North American Toll Free Number) or by e-mail at inquiries@phoenixadvisorscst.com gold from the Molejón Project. Inmet is continuing to develop its Cobre Panama project on the Cerro Petaquilla Concession.

Petaquilla has been open to cooperating with Inmet in connection with Inmet’s development of the Cobre Panama project. For example, Petaquilla facilitated Inmet’s access to the project by making available a portion of its Molejón Concession for Inmet to build a bypass road approximately three kilometers in length, and Petaquilla and Inmet entered into an agreement for Petaquilla’s infrastructure division to build the bypass road in a joint venture with a third party.  The bypass will expedite the commencement of Inmet’s Cobre Panama project.

Petaquilla’s Concessions outside the Cerro Petaquilla Concession

As part of its ordinary course exploration activities, Petaquilla made applications in accordance with the Mineral Resources Code of Panama (the “Code”) for a number of concessions in the areas surrounding the Cerro Petaquilla Concession.  In particular, between 1999 and 2005, Petaquilla filed applications with the National Directorate of Mineral Resources of the Republic of Panama (the “National Directorate”) for concessions adjacent to the Cerro Petaquilla Concession in the Rio San Juan area comprised of 11,145 hectares, for a concession in the Rio Belencillo area comprised of 3,600 hectares and for a concession in the La Esperanza area comprised of 11,874 hectares. Petaquilla was granted eligibility status in respect of the Rio San Juan and Rio Belencillo concessions by the National Directorate on March 1, 2007.  Under the Code, Petaquilla’s status as an applicant in respect of these concessions gives it the right in priority to any other party to continue the application process for full exploration and exploitation concession rights.

Efforts by Inmet to Void or Acquire Petaquilla’s Concession Rights outside the Cerro Petaquilla Concession

In connection with its Cobre Panama project, on February 3, 2010, Inmet’s subsidiary, MPSA, applied to the National Directorate to object to Petaquilla’s rights in respect of major portions of the Rio San Juan, La Esperanza and Rio Belencillo concessions.  An English translation of two extracts from MPSA’s objection reads as follows:

The concession areas requested by Petaquilla Minerals, S.A. will interfere with and impede development of the [Cobre Panama] project covered by the agreement established between MINERA PANAMA, S.A. and the State for the extraction of metallic minerals, given that the requested areas are critical areas for the development of the [Cobre Panama] project. (Emphasis in original document)

MINERA PANAMA, S.A., would not be able to duly comply with and execute the purpose and goals of Contract Law No. 9 of February 26, 1997, if the National Directorate of Mineral Resources grants concessions on areas that are fundamental to the operation of the [Cobre Panama] Project. (Emphasis in original document)

On May 5, 2010, Inmet filed the Inmet Technical Report in respect of the Cobre Panama project located on the Cerro Petaquilla Concession.  The report states that “MPSA will exercise its rights under Law No. 9, 1997, to acquire or lease state lands located in the proposed tailings basin area. MPSA has undertaken an investigation of existing private holders of surface rights and will initiate negotiations for the acquisition of these properties according to the procedures established by Law No. 9 and other applicable laws”.  Figure 1 below, which is a reproduction of a map on page 18 of the Inmet Technical Report, shows a significant portion of the Cobre Panama project’s tailings facility and a minor portion of the project’s southwest waste rock storage facility being located outside the Cerro Petaquilla Concession boundary. Figure 2 below, prepared by Petaquilla, illustrates

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the relative positions of the Cerro Petaquilla Concession, in which the Cobre Panama project is located, and the affected zones within Petaquilla’s Rio San Juan, La Esperanza and Rio Belencillo concessions. It is readily apparent that a significant portion of the Cobre Panama project’s tailings facility is proposed to be located within the Rio San Juan and La Esperanza concessions, while a minor portion of the Cobre Panama project’s southwest waste rock storage facility is proposed to be located within the Rio Belencillo concession.  Petaquilla believes that Inmet will not be able to locate the tailings facility and southwest waste rock storage facility for its Cobre Panama project in the proposed locations without Petaquilla’s agreement.

Figure 1: Inmet’s Cobre Panama Project

Source:  NI 43-101-compliant technical report titled Mina de Cobre Panamá Project, Panamá NI 43-101 Technical Report filed by Inmet on SEDAR on May 5, 2010, page 18.

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Figure 2: Location of MPSA’s and Petaquilla’s Concessions

On April 12, 2010, Petaquilla filed an opposition to MPSA’s application, noting that the deadlines for filing such objections had long since passed.  Petaquilla also brought the National Directorate’s attention to significant provisions of Law 9 not addressed in MPSA’s objection which provide that MPSA’s right to acquire state lands is subject to the condition that such lands are available and the further condition that any rights granted thereunder to MPSA not violate any mineral concession rights previously acquired by third parties.  Petaquilla noted that, as it had prior mineral concession rights to the three concessions that were the subject of MPSA’s application, Law 9 did not entitle MPSA to obtain rights with respect to these concessions.

Inmet and Petaquilla have had informal discussions from time to time regarding Inmet’s interest in acquiring rights to portions of the Rio San Juan, La Esperanza and Rio Belencillo concessions.  More recently, on June 4, 2012, MPSA sent Petaquilla a letter outlining the basis on which MPSA might acquire Petaquilla’s rights to

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key portions of these concessions.  In the spirit of cooperation, Petaquilla joined with MPSA in sending a letter to the National Directorate dated June 12, 2012 which stated that the parties thought it prudent to seek advice and direction from the National Directorate on how in practice it might be possible for a party to transfer rights to mineral concessions at the application and eligibility status stage prior to full exploration and exploitation rights being granted.  The National Directorate responded in a letter dated June 15, 2012 in which it confirmed that rights such as those held by Petaquilla in respect of the Rio San Juan, La Esperanza and Rio Belencillo concessions give the holder priority over any application by any other party for rights in respect of those same concessions.  The National Directorate also stated that such rights are personal to the holder and may not be transferred to a third party.

On August 6, 2012, Petaquilla sent an email to MPSA indicating that it had not yet decided on a response to the proposal contained in MPSA’s letter of June 4, 2012 and that the proposal would be considered further at a future Board meeting.

On August 17, 2012, at Inmet’s request, one of Petaquilla’s Directors, Raul Ferrer, met in Panama City with Inmet Chief Executive Officer Jochen Tilk, Inmet Chief Financial Officer James Slattery and MPSA President and Chief Executive Officer, Steven Botts.  At that meeting, Inmet again expressed its interest in acquiring key portions of Petaquilla’s rights to the Rio San Juan, La Esperanza and Rio Belencillo concessions; however, the parties were unable to significantly advance the discussion.

As noted below in “Recent Developments”, on September 25, 2012, the National Directorate issued a ruling with respect to the Rio San Juan concession that the opposition petition filed by MPSA on February 3, 2010 was not presented within the appropriate time and was without merit.  The ruling states that it is a final determination and is not subject to appeal. Petaquilla anticipates receiving similar favourable rulings with respect to the La Esperanza and Rio Belencillo concessions.

Inmet Offer

On September 5, 2012, Inmet announced, by way of a press release, its intention to make an offer to acquire all of the Common Shares at a price of $0.48 per share.  Inmet did not contact or approach Petaquilla or its representatives with respect to the proposed bid prior to the date on which it announced its intention to make the Inmet Offer.

On September 6, 2012, Petaquilla issued a press release noting Inmet’s announcement and cautioning Shareholders that Inmet had not made a formal offer. Petaquilla also indicated that it was in the process of evaluating Inmet’s announcement. On the same day, being the first full day of trading after the announcement by Inmet, the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) was $0.58 per share.

RECENT DEVELOPMENTS

On September 6, 2012, at the instruction of management and members of the Board, Blake, Cassels & Graydon LLP, Petaquilla’s legal counsel, contacted Inmet’s legal counsel to arrange a meeting between the parties to discuss Inmet’s proposed offer.

On September 10, 2012, Petaquilla’s Board met to consider Inmet’s announcement of its intention to commence the Inmet Offer, together with the history of dealings between the parties and with regulatory authorities in Panama.  The Board determined to formally appoint a financial advisor to assist it in evaluating any offer made by Inmet and strategic alternatives to enhance the Corporation’s value for Shareholders and other stakeholders.

On September 13, 2012, Mr. João Manuel, Chief Executive Officer of Petaquilla, met in Toronto with Messrs. Frank Balint, Inmet’s Vice-President, Corporate Development, and Steve Astritis, Inmet’s Vice-President,

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Legal and Corporate Affairs, along with their respective legal counsel, to discuss Inmet’s proposed offer.  Mr. Manuel and Mr. Astritis had further email correspondence regarding the proposed offer on September 14 and 16 and a telephone discussion on September 16.

On September 17, 2012, the Board met to consider, among other things, the selection of a financial advisor. During the previous week, management of Petaquilla met with prospective advisors.  After consideration, UBS was selected to assist Petaquilla in evaluating any offer made by Inmet as well as strategic alternatives to enhance the Corporation’s value for Shareholders and other stakeholders.  During this meeting, the Board also discussed other matters including the proposed offering of Notes.

On September 19, 2012, Petaquilla announced its preliminary operating and financial results for the Molejón Project for the fiscal quarter ended August 31, 2012, which include revenue of US$26.0 million and gold equivalent production sold at 17,597 ounces. In addition, Petaquilla’s gold production inventory grew to 4,691 ounces and the Corporation had 112,266 gold ounces stockpiled as of August 31, 2012. Petaquilla also confirmed its intention of proceeding with its previously announced offering of Notes.

On September 20, 2012, Inmet issued a press release reiterating its intention to make the Inmet Offer.

A Board meeting was held on September 20, 2012, during which meeting the Board discussed, reviewed and approved the offering memorandum for the Notes. In addition, the Board was apprised of recent discussions with various stakeholders with respect to Inmet’s announcement of its intention to make the Inmet Offer.

At a meeting of the Board on September 24, 2012, UBS provided a detailed presentation on its review and recommendations for assisting Petaquilla with a thorough assessment of Petaquilla’s strategic alternatives in the face of the Inmet Offer. Following the presentation and a lengthy discussion among members of the Board and management, the Board determined to continue to pursue its current strategic plan, including the proposed offering of Notes.  The Board also authorized UBS to contact both Inmet’s financial advisors and other parties in connection with Petaquilla’s process of evaluating its strategic alternatives for enhancing the Corporation’s value for Shareholders and other stakeholders.

In addition, on such date, Petaquilla filed a technical report on the Botija Abajo project, a satellite deposit of the Molejón mine.

On September 25, 2012, the National Directorate issued a ruling with respect to the Rio San Juan concession that the opposition petition filed by MPSA on February 3, 2010 was not presented within the appropriate time and was without merit.  The ruling states that it is a final determination and not subject to appeal. Petaquilla anticipates receiving similar favourable rulings with respect to the La Esperanza and Rio Belencillo concessions.

On September 28, 2012, Inmet filed the Inmet Circular and other related materials with Canadian and United States securities regulatory authorities and announced, by way of a press release, that it had mailed the Inmet Circular and related documents to Petaquilla Shareholders.

A Board meeting was held on October 1, 2012 at which the Board reviewed and discussed the Inmet Circular and received an update from UBS on progress in ongoing discussions with parties that have expressed an interest in possible alternative transactions and in identifying and contacting additional parties that may have such an interest.  The Board also appointed CST Phoenix Advisors as Petaquilla’s information agent in connection with the Offer.

A Board meeting was held on October 4, 2012 at which the Board received a report from UBS on the meeting it had attended on October 3, 2012 with Inmet’s financial advisor. The Board determined that it would seek

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further discussions with Inmet to determine whether there was any opportunity for the parties to work toward a mutually agreeable transaction. The Board also reviewed progress on discussions with other parties on possible alternative transactions. In addition, at such meeting, UBS updated the Board on its discussions regarding the Inmet Offer with certain institutional investors believed to be Petaquilla Shareholders.

On October 9, 2012, Mr. Manuel met with Mr. Tilk to discuss the Inmet Offer and whether there was an opportunity for the parties to enter into discussions with respect to undertaking a mutually acceptable transaction.

At a meeting of the Board later that day, Mr. Manuel reported that no progress had been made during the meeting with Inmet, although both parties indicated their continuing availability to engage in further discussions about a mutually acceptable transaction.  Following this, UBS delivered its oral opinion, subsequently confirmed in writing to the Board on October 12, 2012, to the effect that, based upon and subject to the various assumptions, limitations and qualifications contained therein, the consideration offered to Petaquilla Shareholders pursuant to the Inmet Offer, was inadequate, from a financial point of view, to Petaquilla Shareholders other than the Offeror and its affiliates.

On October 12, 2012, the Board met to discuss the Inmet Offer, the considerations underlying a decision to accept or reject the Inmet Offer, including the UBS Opinion, and the continuing review of strategic alternatives. At such meeting, the Board unanimously determined to reject the Inmet Offer and recommend to Shareholders that they not tender their Common Shares into the Inmet Offer. The Board determined to continue to pursue its current strategic plan, including the proposed offering of Notes. The Board also determined to continue discussions with other parties in connection with Petaquilla’s process of evaluating its strategic alternatives for enhancing the Corporation’s value for Shareholders and other stakeholders.

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RECOMMENDATION OF THE BOARD OF DIRECTORS OF THE CORPORATION

After due consideration of various factors, including those described below, the Board unanimously recommends that the Inmet Offer be REJECTED and that Petaquilla Shareholders NOT TENDER their Common Shares into the Inmet Offer.

REASONS FOR REJECTION

The Board has carefully considered all aspects of the Inmet Offer and received the benefit of advice from its financial and legal advisors. The Board believes that (i) 0.0109 Inmet shares and $0.001 in cash or (ii) a cash amount that is greater than $0.001 but not more than $0.48, and, if such elected cash amount is less than $0.48, that number of common shares of Inmet equal to the excess of $0.48 over the elected cash amount, divided by $43.945, offered by Inmet per Common Share (the “Offer Price”) is inadequate and opportunistic and fails to recognize the full value of Petaquilla.  In unanimously concluding that the Inmet Offer is inadequate and not in the best interests of Petaquilla, Petaquilla Shareholders, and other stakeholders, and recommending to Petaquilla Shareholders to REJECT the Inmet Offer, the Board identified a number of factors as being relevant, including the following:

1.                                       The Inmet Offer does not reflect Petaquilla’s current value.

•                                          The Inmet Offer of approximately $112 million fails to adequately compensate Shareholders for the significant value of the Corporation’s flagship Molejón Project. In particular:

•                                          the Molejón Project is a highly attractive gold mining asset with significant resource expansion potential, scalable production and low capital expenditure requirements;

•                                          the project has established infrastructure in place to maintain mining operations and accommodate significant expansion in the area;

•                                          in the fiscal year ended May 31, 2012, the Molejón Project produced 68,002 gold ounces and 69,503 gold equivalent ounces, representing, respectively, 22% and 23% increases over the amounts produced in the fiscal year ended May 31, 2011;

•                                          for the first quarter of the current fiscal year, Petaquilla produced 17,882 gold ounces and 18,459 gold equivalent ounces, representing, respectively, 1% and 2% increases over the amounts produced in the prior fiscal quarter;

•                                          in the fiscal year ended May 31, 2012, Petaquilla’s cash cost per ounce of gold sold was $574; and

•                                          the flexibility and scalability of the Molejón Project includes the potential of the Botija Abajo deposit and the Brazo, Palmilla and Oro del Norte concessions that surround the Molejón mine.

•                                          The Inmet Offer attributes little value to Petaquilla’s diverse asset base, failing to even mention Lomero-Poyatos, Botija Abajo or other Petaquilla properties that are in the exploration stage. Petaquilla believes that these are valuable assets that will provide growth and value to its Shareholders in the future.

•                                          The Board strongly disagrees with the Inmet Circular’s statement that Petaquilla will become over-leveraged as a result of its proposed offering of Notes for the following reasons:

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•                                          the Board believes that, through its diverse asset base, Petaquilla will have the resources required to satisfy its financial obligations going forward, including the financial commitments under the Notes;

•                                          the Board, taking into account, among other factors, the contemplated terms of the Notes, discussions with the arranger of the Notes offering, Global Hunter Securities, and the benefits from the proposed use of the proceeds from such offering, has determined that proceeding with the Notes offering at this time is in the best interests of the Corporation;

•                                          more specifically, the proceeds of the Notes offering will be used, in part, to retire approximately US$75 million of forward sales contracts that currently limit the sale price for approximately 25% of Petaquilla’s gold production to US$1,290 per ounce.  The Board anticipates that, based on current gold prices, the sales revenue from the portion of its production formerly committed under the forward sales contracts will service the interest payments on the Notes.  The balance of the proceeds will be used primarily to fund the development and expansion of its mine and mineral exploration properties and for general working capital purposes;

•                                          Moody’s Investors Service has assigned first-time ratings to the Corporation consisting of a Caa1 corporate family rating, Caa1 probability of default rating, Caa1 senior secured rating to the Notes, and a speculative grade liquidity rating of SGL-3, indicating adequate liquidity; and

•                                          in determining to proceed with the Notes offering, the Board and Petaquilla’s management reviewed and evaluated the Corporation’s financial position in great detail, including discussions with the arranger of the Notes offering, Global Hunter Securities, regarding the Notes offering.

•                                          Petaquilla’s management team is comprised of seasoned professionals with over 100 years of combined experience. The team has extensive operational and industry experience spanning public companies, governmental agencies and privately held firms across various international and emerging markets.

2.                                       The Inmet Offer does not reflect the value of Petaquilla’s substantial growth prospects.

•                                          To date, Petaquilla has invested approximately $8.5 million to expand daily production capacity at the Molejón Project by approximately 30%.

•                                          Through capacity expansion initiatives, the Corporation plans to increase total gold equivalent ounces poured at the Molejón Project to approximately 95,000 to 105,000 gold equivalent ounces for the fiscal year ending May 31, 2013 and to approximately 130,000 to 140,000 gold equivalent ounces at the Molejón Project for the fiscal year ending May 31, 2014.  In addition, Petaquilla expects that by shipping mineralized material from the Lomero-Poyatos mine to the Molejón site for metallurgical testing and processing, Petaquilla will be able to further increase the total gold equivalent ounces poured at the Molejón Project during these periods.

•                                          It is management’s objective to achieve on-site commercial production at the Lomero-Poyatos mine by August 31, 2014. The Corporation’s aggressive planned production profile is largely driven by management’s detailed development, exploration and capacity expansion plans.

•                                          Petaquilla’s rights to gold deposits in the Cerro Petaquilla Concession under its agreement with MPSA are strategic and include large undrilled areas which may have significant potential value.  In particular, the Lata deposit has been identified as a gold deposit in the Inmet Technical Report.  If this and other deposits

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in the Cerro Petaquilla Concession constitute gold deposits under Petaquilla’s agreement with MPSA in respect of the Molejón Project, Petaquilla will have exclusive rights to mine such deposits.

•                                          The Inmet Offer was announced before Petaquilla finalized plans to spin-out PDI, its wholly-owned subsidiary that will hold Petaquilla’s infrastructure assets. Petaquilla believes PDI will have a value that reflects its importance to Inmet’s development of the Cobre Panama project.  As a result, if the spin-out of PDI to Petaquilla and its Shareholders is not completed, Shareholders will lose the opportunity to potentially benefit from the growth of the infrastructure business as a stand-alone business.

THE INMET OFFER IS INADEQUATE, AS IT DOES NOT REFLECT PETAQUILLA’S
CURRENT VALUE OR THE VALUE OF ITS EXTENSIVE GROWTH PROSPECTS

3.                                       The Inmet Offer represents a significant discount to the current and historic trading price of the Common Shares; heavy trading volume and trading prices indicate investors believe that the Inmet Offer does not represent the full value of the Common Shares.

•                                          Since the announcement of Inmet’s intention to make the Inmet Offer on September 5, 2012, the Common Shares have traded substantially above the price offered in the Inmet Offer, and institutional investors have demonstrated by their actions that the Offer Price does not reflect the full value of the Common Shares.

•                                          The timing of the Inmet Offer is opportunistic. The Inmet Offer was made at a point in time when the Common Shares were trading at close to their lowest price in the past two years, and the Offer Price reflects a 41.5% discount to the 52-week high of $0.82.

•                                          The closing price of the Common Shares on September 6, 2012, the first full day of trading after the announcement of the proposed Inmet Offer, was $0.58, and as of that date the price offered under the proposed Inmet Offer represented a 17% discount to the closing price of the Common Shares on the TSX.

•                                          Since the announcement of the proposed Inmet Offer on September 5, 2012, to and including October 12, 2012, approximately 59,170,666 Common Shares (26.7% of outstanding Common Shares) have traded on the TSX at a volume weighted average price of $0.588. The Inmet Offer represents a 18.3% discount to such weighted average trading price.

•                                          The Inmet Offer is being launched at a time when the market for junior resource companies is depressed and many companies’ share prices, especially within the mining industry, are not reflective of the value of their underlying assets and are trading at or near historic lows.

HEAVY TRADING VOLUME AT PRICES ABOVE $0.48 DEMONSTRATES THAT INVESTORS
BELIEVE THE INMET OFFER DOES NOT REFLECT FULL VALUE FOR PETAQUILLA

4.                                       The Inmet Offer does not reflect the true value of Petaquilla to Inmet and its shareholders.

•                                          In a letter from Mr. Steve Astritis, Inmet’s Vice President, Legal and Corporate Affairs, to Mr. João Manuel, Petaquilla’s Chief Executive Officer, dated September 18, 2012, Mr. Astritis wrote: “The premise of the bid is not based on analysis or expectations regarding the underlying value of Petaquilla’s mineral assets or earning potential.” The Board believes this is clear evidence that the true value of Petaquilla’s assets, and their potential future value for Shareholders, was not considered by Inmet, nor was it reflected in the Offer Price proposed by Inmet.

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•                                          The Board believes that the Inmet Offer fails to reflect the strategic value to Inmet’s Cobre Panama project of Petaquilla’s properties, rights, skilled work force and land positions:

•                  the Board believes that Petaquilla’s Molejón Project, Botija Abajo deposit and the infrastructure business are of high strategic value to Inmet due to geographic proximity and potential synergies. As noted in the Inmet Circular, ‘‘The purpose of the Offer is primarily to acquire control of PTQ in order to simplify the development of the Cobre Panama project which is adjacent to PTQ’s Molejón mine by coordinating the operations of the Molejón mine with construction and start-up activities for the Cobre Panama Project”;

•                  According to Inmet’s public disclosure, as reflected in Figure 1 on page 7, which is a reproduction of a map located on page 18 of the Inmet Technical Report, a significant portion of the Cobre Panama project’s tailings facility and southwest waste rock storage facility is proposed to be located within Petaquilla’s Rio San Juan, La Esperanza and Rio Belencillo concessions; and

•                  Petaquilla believes that Inmet will not be able to locate the tailings facility and southwest waste rock storage facility for its Cobre Panama project in the proposed locations without Petaquilla’s agreement.

5.                                       Inmet’s plans for Petaquilla may not benefit all Petaquilla Shareholders.

•                                          The Inmet Circular states: “The purpose of the Inmet Offer is primarily to acquire control of PTQ in order to simplify the development of the Cobre Panama Project.”  Inmet also announces in the Inmet Circular that if it is successful and acquires at least 50.1% of the outstanding Common Shares, “Inmet intends to take a number of steps including changing the composition of PTQ’s board of directors to allow nominees of Inmet to comprise at least a majority of the members of PTQ’s board of directors and thereafter would seek to align PTQ’s strategy with the development of the Cobre Panama Project”.

•                                          The Board and Petaquilla management believe that Inmet is not concerned about developing Petaquilla’s existing properties or building Shareholder value. Its primary objective is to acquire control of Petaquilla in order to align Petaquilla’s strategy with Inmet’s development of the Cobre Panama project, including the acquisition of rights necessary for it to locate the tailings facility and southwest waste rock storage facility for the project in the proposed locations, for the sole benefit of Inmet’s shareholders.

•                                          The Inmet Offer is coercive, requiring only 50.1% of the outstanding Common Shares to be validly deposited and not withdrawn at the expiry time of the Inmet Offer. The Board believes this threshold is evidence that Inmet’s primary objective is to acquire control of Petaquilla, install its nominees on the Board, and cause such nominees to move Petaquilla’s strategy to be in the interests of Inmet, all without paying fair value to all Shareholders.

•                                          The Board and Petaquilla management believe that, if Inmet acquires 50.1% of the Common Shares and gains control of Petaquilla, it will run the Corporation in the best interests of Inmet and Inmet’s shareholders, not for Petaquilla Shareholders. Inmet’s actions, as a controlling shareholder of the Corporation, may be detrimental or prejudicial to the remaining minority Petaquilla Shareholders and to the value of Petaquilla going forward.

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6.                                       The Inmet Offer is Highly Conditional

•                                          The Inmet Offer is highly conditional for the benefit of Inmet, resulting in substantial uncertainty for Shareholders as to whether Inmet will acquire any Common Shares under the Inmet Offer. These conditions must be satisfied or waived before Inmet is obligated to take up any Common Shares tendered under the Inmet Offer.

•                                          The Inmet Offer contains numerous subjective conditions, to be determined in Inmet’s “sole judgment”, and which must be satisfied or waived before Inmet is obligated to take up and pay for any Common Shares deposited under the Inmet Offer.  Most of the conditions provide Inmet with broad discretion to determine whether or not the condition has been satisfied and are not subject to any materiality thresholds or other objective criteria. As but one example, condition (j) to the Inmet Offer provides that Inmet is not required to take-up Common Shares unless “the Offeror shall have determined in its sole judgment that no right, franchise, concession, permit, lease or licence of PTQ or any of its entities has been or may be impaired or otherwise adversely affected or threatened to be impaired or adversely affected, whether as a result of the Offeror making the Offer or taking up and paying for Common Share under the Offer or completing a Compulsory Acquisition or a Subsequent Acquisition Transaction or otherwise…”.

•                                          Due to the subjective nature of many of the conditions contained in the Inmet Offer, certain actions may be taken or agreements may be entered into by Petaquilla or its subsidiaries, including certain actions or agreements described in this Directors’ Circular, or certain other events may occur, which may result in Inmet being entitled to not proceed with the Inmet Offer.

•                                          The Inmet Offer is also conditional on “all third party consents that it may reasonably consider to be necessary or desirable as a result of the change of control of PTQ pursuant to the Offer shall have been obtained on terms satisfactory to the Offeror in its sole judgment”.  Certain agreements to which Petaquilla or its subsidiaries are party may require the consent of the counterparty to such agreements in the event of a change of control of Petaquilla. Inmet may not meet certain conditions relevant to the provision of such consent, or such consent may not be provided on terms satisfactory to Inmet, in which case Inmet shall not be required to take-up and pay for Common Shares deposited under the Inmet Offer.

•                                          The Inmet Offer is also conditional on all governmental or regulatory approvals that, in Inmet’s sole judgment, are necessary or desirable to complete the Inmet Offer having been obtained. Panamanian law allows any interested party to apply for a ruling as to whether the Inmet Offer violates Panamanian competition laws.  The powers of the competition authority are quite broad and may allow it to initiate action to delay, prevent or unwind a transaction.  As a result, there is no assurance of the Inmet Offer being completed.

•                                          The Inmet Offer is also conditional on Inmet being granted access to non-public information relating to Petaquilla. Accordingly, the Inmet Offer is predicated on Inmet being able to enjoy the same rights of access as potentially friendly bidders without being subject to customary confidentiality and standstill provisions to which such other friendly bidders are or may be subject. If any non-public information is provided to third parties in the course of the Corporation’s review of strategic alternatives, and such information is not separately provided to Inmet (regardless of Inmet not having agreed to maintain the confidentiality of such information), Inmet will not be required to take-up and pay for Common Shares deposited under the Inmet Offer.

•                                          The Inmet Offer is also conditional on Petaquilla, among other things, not making any new material capital expenditures and not completing its previously announced Notes offering, effectively prohibiting Petaquilla

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from implementing its previously announced business plan and proceeding to operate its business in the ordinary course. The Board believes that the timing of Inmet’s announcement should be viewed as coercive and an attempt to impair Petaquilla from accessing the capital markets.

THE INMET OFFER IS HIGHLY CONDITIONAL AND DOES NOT PROVIDE
PETAQUILLA SHAREHOLDERS WITH CERTAINTY THAT SHARES TENDERED
WILL BE TAKEN UP AND PAID FOR BY INMET

7.                                       The Inmet Offer is coercive to Petaquilla and its Shareholders and is an attempt to expropriate Shareholder value.

•                                          The Inmet Offer is only open for acceptance for 38 days. This time frame denies Shareholders the opportunity to consider the developing circumstances of Petaquilla and make a reasoned and informed decision, and is insufficient to permit the Board to consider and develop alternatives to the Inmet Offer in an effort to maximize Shareholder value.

•                                          Petaquilla’s assets include significant operating assets, including a number of complex projects and prospects. The nature of these assets requires interested parties to conduct extensive evaluations of Petaquilla’s confidential information. Accordingly, in order for Petaquilla and its Shareholders to achieve the best proposals, structured in the most effective manner, a longer period of time is required than is provided for by the Inmet Offer.

•                                          The Inmet Offer is inherently coercive because it forces Shareholders to decide whether to accept the Inmet Offer, sell into the market or reject the Inmet Offer and maintain their position without knowing whether and to what extent other Shareholders might accept the Inmet Offer. Accordingly, a Shareholder may feel compelled to tender Common Shares into the Inmet Offer, even if the Shareholder considers the Offer Price to be inadequate, out of fear that other Shareholders will tender and they will remain as minority shareholders in a corporation with a new controlling shareholder, with significantly less liquidity and the absence of any future take-over premium, as well as a new board of directors elected to change the strategy to the benefit of Inmet and Inmet’s shareholders.

8.                                       The Inmet Offer is not a Permitted Bid

•                                          On November 29, 2010, 84% of Shareholders attending the Corporation’s annual general meeting voted to affirm the Shareholder Rights Plan (the “Shareholder Rights Plan”). A copy of the Shareholder Rights Plan is publicly available at www.sedar.com. Inmet could have made a Permitted Bid, but chose not to do so. As a result, Inmet is disregarding the will of an overwhelming majority of Shareholders by seeking to limit the ability of the Board to pursue superior transactions in order to maximize value for Shareholders.

•                                          The purpose of the Shareholder Rights Plan is to provide the Board and Shareholders with sufficient time to consider properly any take-over bid made for Petaquilla and to allow enough time for competing bids and alternative proposals to emerge. The Shareholder Rights Plan also seeks to ensure that all Shareholders are treated fairly in any transaction involving a change of control of Petaquilla and have an equal opportunity to participate in the benefits of a take-over bid. The Shareholder Rights Plan encourages potential acquirors to negotiate the terms of offers for Common Shares with the Board or to make a Permitted Bid (as defined in the Shareholder Rights Plan) without the approval of the Board. Failure to do so creates the potential for substantial dilution of the potential acquiror’s position.

•                                         A Permitted Bid has terms and conditions designed to meet the objectives of the Shareholder Rights Plan. To be a Permitted Bid, a take-over bid must, among other things: (i) be open until the close of business on a

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date which is not less than 60 days following the date of the take-over bid; (ii) be accepted by the holders of more than 50% of the Common Shares (other than those held by any Shareholder or group of Shareholders making a take-over bid); and (iii) remain open for at least 10 business days after a public announcement that Common Shares were first taken up under the bid.

•                                          A Permitted Bid would, among other things, provide additional time for the exploration, development and pursuit of alternatives that could maximize Shareholder value. A Permitted Bid would also ensure that holders of Common Shares have sufficient time to consider all appropriate alternatives and not feel compelled to accept a bid for fear that other Shareholders would tender and they would remain as minority Shareholders in an entity with a new controlling Shareholder, and with significantly less liquidity and the absence of any take-over premium.

ALTHOUGH IT COULD HAVE, INMET HAS NOT MADE A PERMITTED BID UNDER
THE PROVISIONS OF THE SHAREHOLDER RIGHTS PLAN, WHICH IS DESIGNED
TO PROTECT SHAREHOLDER INTERESTS

SUMMARY OF THE UBS OPINION

Petaquilla entered into an engagement letter dated September 18, 2012 with UBS pursuant to which, among other things, UBS agreed to provide Petaquilla with an opinion, from a financial point of view, regarding the consideration offered to the holders of the common shares of Petaquilla pursuant to the Offer.  In a meeting of the Board held on October 9, 2012, UBS delivered its oral opinion, subsequently confirmed in writing on October 12, 2012 to the Board, to the effect that, based upon and subject to the various assumptions, limitations and qualifications contained therein, the consideration offered to the holders of the common shares of Petaquilla was inadequate, from a financial point of view, to the holders of the common shares of Petaquilla other than the Offeror and its affiliates.  The full text of the UBS Opinion, which sets forth, among other things, the assumptions made, information reviewed and matters considered, and limitations and qualifications in connection with the opinion, is attached to this Directors’ Circular as Schedule “A”. The UBS Opinion is not intended to be and does not constitute a recommendation to any Shareholder as to whether any Shareholder should tender its common shares of Petaquilla under the Offer or any other matter. The UBS Opinion was one of a number of factors taken into consideration by the Board in considering the Offer. This summary of the UBS Opinion is qualified in its entirety by reference to the full text of the UBS Opinion and Shareholders are urged to read the UBS Opinion in its entirety.

The UBS Opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of the UBS Opinion.  UBS has disclaimed any undertaking or obligation to amend or update the UBS Opinion or to advise any person of any change in any fact or matter affecting the UBS Opinion of which UBS may become aware after the date of the UBS Opinion.  In the event that there is any material change in any fact or matter affecting the UBS Opinion after the date of the opinion, UBS has reserved the right to change (but has no obligation to), modify or withdraw the UBS Opinion.

UBS has acted as financial advisor to Petaquilla and the Board in connection with the Offer.  Under its engagement letter with UBS, Petaquilla has agreed to pay UBS a fee for UBS’s services, a portion of which is payable in connection with the UBS Opinion and a significant portion of which is contingent upon certain events, including the closing of the Offer or an alternative acquisition transaction.  The Board took this fee structure into account when considering the UBS Opinion.  In addition, Petaquilla has agreed to reimburse UBS for the expenses reasonably incurred by UBS in connection with its engagement and to indemnify UBS and certain related persons in respect of certain liabilities that might arise out of its engagement. Neither UBS nor any of its affiliates is an insider, associate or affiliate of Petaquilla or the Offeror.

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HOW TO WITHDRAW YOUR DEPOSITED COMMON SHARES

Shareholders who have tendered their Common Shares into the Inmet Offer can withdraw them:

(i)                           at any time before their Common Shares have been taken up by the Offeror under the Inmet Offer; or

(ii)                        if their Common Shares have not been paid for by the Offeror within three business days after having been taken up by the Offeror; or

(iii)                     at any time before the expiration of 10 days from the date upon which either:

(A)                        a notice of change relating to a change that has occurred in the information contained in the Inmet Offer or the Inmet Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Inmet Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), in the event that such change occurs before the Expiry Time (as defined in the Inmet Circular) or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Inmet Offer; or

(B)                          a notice of variation concerning a variation in the terms of the Inmet Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares where the Expiry Time is not extended for more than ten days, or a variation consisting solely of a waiver of a condition of the Inmet Offer), is mailed, delivered or otherwise properly communicated to the depositary and information agent under the Inmet Offer (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities) and only if the Common Shares so deposited have not been taken up by the Offeror in advance of the receipt of such communication by the depositary and information agent.

Shareholders who hold Common Shares through a brokerage firm should contact their broker to withdraw Common Shares on their behalf.  If the Common Shares have been deposited pursuant to the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account at CDS Clearing and Depositary Services Inc. (“CDS”) or the Depositary Trust Company (“DTC”), as applicable, to be credited with the withdrawn Common Shares and otherwise comply with the procedures of CDS or DTC, as applicable.

For assistance in withdrawing your Common Shares, you should contact your broker or Petaquilla’s information agent, CST Phoenix Advisors, at the phone number and e-mail address on the back page of this Directors’ Circular.

OWNERSHIP OF SECURITIES OF PETAQUILLA BY DIRECTORS AND OFFICERS OF PETAQUILLA

The following table sets out the names and positions with Petaquilla of each director and officer of Petaquilla and the number and the percentage of the outstanding Common Shares, Options, and Warrants beneficially owned or over which control or direction is exercised by them and, to the knowledge of directors and officers of Petaquilla, after reasonable enquiry, each associate or affiliate of an insider of Petaquilla, each associate or affiliate of Petaquilla, an insider of Petaquilla, other than a director or officer of Petaquilla and each person or company acting jointly or in concert with Petaquilla.

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Name	Position(s) Held	Number and Percentage of Common Shares Beneficially Owned or Controlled	Number and Percentage of Options Beneficially Owned or Controlled	Number and Percentage of Warrants Beneficially Owned or Controlled
Rodrigo Esquivel	President	165,348 (0.07%)	913,415	Nil
Raul Ferrer	Director	Nil	550,000	Nil
Richard Fifer	Director, Executive Chairman of the Board	4,369,283 (1.97%)	2,331,344	1,080,672
David Kaplan	Director	445,716 (0.20%)	650,000	Nil
Pedro Pablo Permuy	Director	Nil	550,000	Nil
Joao Manuel	Chief Executive Officer	877,602 (0.40%)	1,381,344	Nil
Andrew Ramcharan	Executive Vice President, Corporate Development	14,000 (0.006%)	500,000	Nil
Lazaro Rodriguez	Chief Operating Officer	Nil	200,000	Nil
Ezequiel Sirotinsky	Chief Financial Officer	Nil	200,000	Nil

As of October 12, 2012, to the knowledge of the directors and officers of Petaquilla, the directors and officers of Petaquilla as a group, directly or indirectly, beneficially own or exercise voting control over 5,871,949 Common Shares, being approximately 2.65% of the issued and outstanding Common Shares.

INTENTIONS WITH RESPECT TO THE OFFER

Each director and officer of Petaquilla has indicated that he intends to REJECT the Inmet Offer and NOT TENDER any of his Common Shares into the Inmet Offer.

OWNERSHIP OF SECURITIES OF THE OFFEROR

None of Petaquilla, the directors and officers of Petaquilla and, to the knowledge of directors and officers of Petaquilla, none of the associates or affiliates of an insider of Petaquilla, affiliates or associates of Petaquilla, insiders of Petaquilla, other than a director or officer of Petaquilla, or each person or company acting jointly or in concert with Petaquilla, beneficially own or exercise control or direction over any securities of the Offeror.

RELATIONSHIP BETWEEN THE OFFEROR AND THE DIRECTORS AND OFFICERS

OF PETAQUILLA

No agreement, commitment or understanding has been made or proposed to be made between the Offeror and any of the directors or officers of Petaquilla, including particulars of any payment or other benefit proposed to be made or given by way of compensation for loss of office or their remaining in or retiring from office if the Inmet Offer is successful.  None of the directors or officers of Petaquilla are also directors or officers of the Offeror or any subsidiary of the Offeror.

ARRANGEMENTS BETWEEN PETAQUILLA AND ITS OFFICERS AND DIRECTORS

The Corporation has entered into formal agreements with 10 persons who are directors, executive officers, key employees or consultants that establish financial arrangements that would be in effect in the event of a change of control of Petaquilla. Each agreement provides for, in the event of the termination of the engagement of such persons following a change of control of Petaquilla, the payment of an amount equal to from one to three times the annual compensation being paid to such person as at the time of the change of control.

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INTERESTS OF DIRECTORS AND OFFICERS OF PETAQUILLA IN MATERIAL TRANSACTIONS WITH THE OFFEROR

To the knowledge of the directors and officers of Petaquilla, none of the directors or officers of Petaquilla and their associates has any interest in any material transaction to which the Offeror is a party.

TRADING BY DIRECTORS, OFFICERS AND OTHER INSIDERS

During the six months preceding the date of this Directors’ Circular, none of Petaquilla, the directors, officers or other insiders of Petaquilla nor, to the knowledge of the directors and officers of Petaquilla, after reasonable enquiry, any of the associates or affiliates of an insider of Petaquilla, any affiliates or associates of Petaquilla, and any person or company acting jointly or in concert with Petaquilla, has traded any securities or rights to acquire securities of Petaquilla except for those trades set out below.  Purchases by Petaquilla indicated in the table below were made in the ordinary course under a normal course issuer bid (“NCIB”) commenced by Petaquilla on July 4, 2011:

Name	Nature of Trade	Number of Common Shares Traded	Price Per Share	Date
Andrew Ramcharan	Purchase	8,000	$0.325	May 4, 2012
Petaquilla	Purchase under NCIB	51,000	$0.40	April 16, 2012
Petaquilla	Purchase under NCIB	20,000	$0.40	April 17, 2012
Petaquilla	Purchase under NCIB	81,000	$0.40	April 18, 2012
Petaquilla	Purchase under NCIB	28,000	$0.40	April 20, 2012
Petaquilla	Purchase under NCIB	1,500	$0.405	April 20, 2012
Petaquilla	Purchase under NCIB	200,000	$0.35	May 4, 2012
Petaquilla	Purchase under NCIB	100,000	$0.345	May 4, 2012
Petaquilla	Purchase under NCIB	300,000	$0.33	May 4, 2012
Petaquilla	Purchase under NCIB	100,000	$0.3293	May 7, 2012
Petaquilla	Purchase under NCIB	170,000	$0.35	May 10, 2012
Petaquilla	Purchase under NCIB	89,500	$0.35	May 11, 2012
Petaquilla	Purchase under NCIB	39,000	$0.34	May 14, 2012
Petaquilla	Purchase under NCIB	1,000	$0.35	May 14, 2012
Petaquilla	Purchase under NCIB	140,000	$0.32086	May 15, 2012

ISSUANCE OF SECURITIES OF PETAQUILLA

No securities of Petaquilla have been issued to the directors, officers or other insiders of Petaquilla during the two year period preceding the date of this Directors’ Circular except for those set out below:

Name	Date Issued	Number of Common Shares	Number of Warrants	Number of Options	Issue/Exercise Price per Security
Gold Consulting, S.A.	01/Nov/2010	.	.	400,000	CAD$	0.75
Ezequiel Sirotinsky	01/Nov/2010	.	.	100,000	CAD$	0.75
Pedro Pablo Permuy	01/Nov/2010	.	.	100,000	CAD$	0.75
Ezequiel Sirotinsky	29/Nov/2010	.	.	25,000	CAD$	1.00

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Raul Ferrer	21/Dec/2010	.	.	50,000	CAD$	1.11
Gold Consulting, S.A.	21/Dec/2010	.	.	50,000	CAD$	1.11
David Kaplan	21/Dec/2010	.	.	50,000	CAD$	1.11
Rodrigo Esquivel	21/Dec/2010	.	.	50,000	CAD$	1.11
Joao Manuel	21/Dec/2010	.	.	50,000	CAD$	1.11
Ezequiel Sirotinsky	06/Apr/2011	.	.	25,000	CAD$	0.93
Joao Manuel	04/May/2011	50,000	.	.		.
Joao Manuel	18/Aug/2011	50,000	.	.		.
Joao Manuel	26/Sep/2011	50,000	.	.		.
Joao Manuel	08/May/2012	.	.	250,000	CAD$	0.34
Pedro Pablo Permuy	08/May/2012	.	.	350,000	CAD$	0.34
Andrew Rachmaran	08/May/2012	.	.	500,000	CAD$	0.34
Lázaro Rodriguez	08/May/2012	.	.	150,000	CAD$	0.34
Ezequiel Sirotinsky	08/May/2012	.	.	50,000	CAD$	0.34
Fundacion Celina, S.A.	01/Sep/2011	4,424,980	.	.		.
David Kaplan	01/Sep/2011	445,714	.	.		.
Padme Management Corp.	01/Sep/2011	325,000	.	.		.
Vintage Mining (BVI) Corp. (now Azuero Mining (BVI) S.A.)	01/Sep/2011	11,080,305	.	.		.
Rodrigo Esquivel	01/Sep/2011	165,378	.	.		.
Joao Manuel	01/Sep/2011	826,888	.	.		.
Gold Consulting, S.A.	01/Sep/2011	.	1,080,672	.	US$	0.40
Gold Consulting, S.A.	01/Sep/2011	.	.	400,000	US$	0.14
Joao Manuel	01/Sep/2011	.	.	100,000	US$	0.14
Pedro Pablo Permuy	01/Sep/2011	.	.	100,000	US$	0.14
David Kaplan	01/Sep/2011	.	.	100,000	US$	0.14
Rodrigo Esquivel	01/Sep/2011	.	.	100,000	US$	0.14
Gold Consulting, S.A.	01/Sep/2011	.	.	67,929	US$	0.14
Joao Manuel	01/Sep/2011	.	.	67,929	US$	0.14
Gold Consulting S.A.	01/Sep/2011	.	.	51,392	US$	0.60
Joao Manuel	01/Sep/2011	.	.	51,392	US$	0.60
Rodrigo Esquivel	01/Sep/2011	.	.	51,392	US$	0.60
Gold Consulting, S.A.	01/Sep/2011	.	.	212,023	CAD$	0.10
Joao Manuel	01/Sep/2011	.	.	212,023	CAD$	0.10
Rodrigo Esquivel	01/Sep/2011	.	.	212,023	CAD$	0.10

Notes:

(1)                                  On September 1, 2011, US$1.00 = CAD$0.9752, based on the Bank of Canada loan rate.

MATERIAL CHANGES IN THE AFFAIRS OF THE CORPORATION

Except as otherwise described in this Directors’ Circular, the directors and officers of the Corporation are not aware of any information that indicates any material change in the affairs of the Corporation since the date of its last published financial statements, being its audited consolidated annual financial statements as at and for the year ended May 31, 2012.

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APPROVAL OF DIRECTORS’ CIRCULAR

The contents of this Directors’ Circular have been approved and the delivery hereof has been authorized by the Board.

STATUTORY RIGHTS

Securities legislation in the provinces and territories of Canada provides security holders of Petaquilla with, in addition to any other rights that may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders.  However, such rights must be exercised within prescribed time limits.  Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

NOTICE CONCERNING RESOURCE CALCULATIONS

The disclosure in this Directors’ Circular uses mineral reserve and resource classification terms that comply with reporting standards in Canada, and certain mineral reserve and resource estimates are made in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule adopted by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and resource estimates contained in this Directors’ Circular have been prepared in accordance with NI 43-101. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. Consequently, mineral reserve and resource information contained in this Directors’ Circular is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this Directors’ Circular may not qualify as “reserves” under SEC standards.

In addition, this Directors’ Circular may use the terms “mineral resources,” “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. Shareholders are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, Shareholders are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of “mineral resources,” “measured mineral resources,” “indicated mineral resources” or “inferred mineral resources” will ever be upgraded to a higher category. Shareholders are cautioned not to assume that any part of the reported “mineral resources,” “measured mineral resources,” “indicated mineral resources” or “inferred mineral resources” in this Directors’ Circular is economically or legally mineable. In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under reporting standards in Canada differ in certain respects from the standards of the SEC.

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CONSENT

To:                              The Board of Directors of
Petaquilla Minerals Ltd.

We refer to the opinion letter dated October 12, 2012 (the “UBS Opinion”), which we prepared for the Board of Directors of Petaquilla Minerals Ltd. (“Petaquilla”) in connection with the offer and circular of Inmet Mining Corporation dated September 27, 2012 and the related letter of transmittal and notice of guaranteed delivery.

We consent to the inclusion of the UBS Opinion set out as Schedule “A” and to the reference to the UBS Opinion included under the headings “Recent Developments” and “Summary of the UBS Opinion” in the directors’ circular of Petaquilla dated October 15, 2012.  In providing our consent, we do not intend that any person other than the Board of Directors of Petaquilla be entitled to rely upon our UBS Opinion.

(Signed) UBS SECURITIES CANADA INC.

Toronto, Ontario

October 15, 2012

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CERTIFICATE

DATED: October 15, 2012

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

On behalf of the Board of Directors

(Signed) Richard Fifer Director	(Signed) David Kaplan Director

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SCHEDULE “A”

OPINION OF UBS SECURITIES CANADA INC.

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UBS Securities Canada Inc. BCE Place 161 Bay Street Suite 4100, P.O. Box 617 Toronto, Ontario M5J 2S1 Tel: 416 350-2201 Fax: 416 364-9296

October 12, 2012

The Board of Directors

Petaquilla Minerals Ltd.

Suite 1230, 777 Hornby Street

Vancouver, BC Canada V6Z 1S4

Dear Members of the Board of Directors:

UBS Securities Canada Inc. (“UBS”) understands that Inmet Mining Corporation (the “Offeror”) has commenced an offer (the “Offer”) to purchase all of the outstanding common shares of Petaquilla Minerals Ltd. (the “Company”) for consideration per common share of, at the election of the holder, (a) 0.0109 of a common share of the Offeror and $0.001 in cash, or (b) a cash amount that is greater than $0.001 but not more than $0.48, and, if such elected cash amount is less than $0.48, that number of common shares of the Offeror equal to the excess of $0.48 over the elected cash amount, divided by $43.945 (together with option (a), the “Consideration”), upon the terms and conditions set forth in the offer and circular of the Offeror dated September 27, 2012 and the related letter of transmittal and notice of guaranteed delivery (collectively, the “Offer Documents”).

You have requested UBS’s opinion as to the adequacy, from a financial point of view, of the Consideration offered to the holders of the common shares of the Company other than the Offeror and its affiliates (the “Public Shareholders”) pursuant to the Offer.

UBS has acted as financial advisor to the Board of Directors of the Company (the “Board of Directors”) in connection with the Offer and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon certain events, including the closing of the Offer or an alternative acquisition transaction. In addition, the Company has agreed to reimburse UBS for the expenses UBS reasonably incurs in connection with its engagement and to indemnify UBS and certain related persons in respect of certain liabilities that might arise out of UBS’s engagement. Neither UBS nor any of its affiliates is an insider, associate or affiliate of the Company or the Offeror. In the past two years, other than its engagement as financial advisor to the Board of Directors in respect of the Offer, UBS has not entered into any agreement or understanding with either the Company or the Offeror regarding the provision of investment banking advisory services for which UBS or its affiliates has received or would in the future receive compensation. However, in the future, UBS may, in the ordinary course of business, provide investment banking advisory services to either the Company or the Offeror. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and the Offeror and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS.

UBS’s opinion does not address the relative merits of the Offer or any related transaction as compared to other business strategies or transactions that might be available to the Company. UBS’s opinion does not constitute a recommendation as to whether any shareholder should tender its shares under the Offer or any other matter. At your direction, UBS has not been

UBS Securities Canada Inc. is a subsidiary of UBS AG.

UBS Securities is a financial services group of UBS AG.

asked to, nor does UBS, offer any opinion as to the terms and conditions, other than the Consideration to the extent expressly specified herein, of the Offer Documents or any related documents or the form of the Offer or any related transaction. You have not requested that UBS provide a formal valuation (within the meaning of Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions of the Ontario Securities Commission and the Autorité des marchés financiers of Québec) of the Company or any of its respective securities or assets, and UBS’s opinion should not be construed as such. In addition, UBS expresses no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of the Company or the Offeror, or any class of such persons, relative to the Consideration. UBS expresses no opinion as to what the value of the common shares of the Offeror will be if and when issued pursuant to the Offer or the price at which common shares of the Company or the Offeror will trade at any time. In rendering this opinion, UBS has assumed that the Offer will be consummated in accordance with the terms of the Offer Documents. UBS has also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer will be obtained without any material adverse effect on the Company, the Offeror or the Offer.

In arriving at its opinion, UBS has, among other things: (i) reviewed certain publicly available business and financial information relating to the Company and the Offeror, including various mining technical reports regarding certain of the Company’s mining projects; (ii) reviewed certain internal financial information and other data relating to the businesses and financial prospects of the Company that were not publicly available, including financial forecasts and estimates prepared by the management of the Company that you have directed UBS to utilize for purposes of its analysis; (iii) conducted discussions with members of the senior management of the Company concerning the businesses and financial prospects of the Company; (iv) reviewed publicly available financial and stock market data with respect to certain other companies UBS believes to be generally relevant; (v) compared the financial terms of the Offer with the publicly available financial terms of certain other transactions UBS believes to be generally relevant; (vi) reviewed current and historical market prices of the common shares of the Company and of the Offeror; (vii) considered selected relevant research publications published by equity research analysts regarding the Company and the Offeror; (viii) considered the impact of various commodity pricing assumptions on the Company; (ix) reviewed the Offer Documents; (x) reviewed a draft of the directors’ circular of the Company to be dated October 15, 2012 relating to the Offer; (xi) relied upon an officers’ certificate dated October 12, 2012 from the Executive Chairman and the Chief Executive Officer of the Company regarding certain matters; (xii) had discussions with management and other representatives of the Company and the Board of Directors, the Company’s legal advisors and the Company’s auditors; and (xiii) conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

In connection with its review, with your consent, UBS has assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of this opinion. In addition, with your consent, UBS has not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or the Offeror, nor has UBS been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, UBS has assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. In addition, UBS has assumed with your approval that the financial forecasts and estimates referred to above will be achieved at the times and in the amounts projected. UBS’s opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date hereof.

UBS was not engaged to review any legal, tax, regulatory or accounting aspects of the Offer, nor was it retained to provide any legal, tax, regulatory or accounting advice to the Company. UBS has relied upon, without independent verification, the assessment by the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters.

Based upon and subject to the foregoing, it is UBS’s opinion that, as of the date hereof, the Consideration offered to Public Shareholders pursuant to the Offer is inadequate, from a financial point of view, to the Public Shareholders.

This opinion is provided solely for the benefit of the Board of Directors in connection with, and for the purpose of, its evaluation of the Offer and may not be disclosed to (except as specifically provided for in the engagement agreement between UBS and the Company) or relied upon by any third party (including any shareholder of the Company) or used for any other purpose. UBS disclaims any undertaking or obligation to amend or update this opinion or to advise any person of any change in any fact or matter affecting this opinion of which UBS may become aware after the date hereof. In the event that there is any material change in any fact or matter affecting this opinion after the date hereof, UBS reserves the right to change (but has no obligation to), modify or withdraw this opinion.

Very truly yours,

UBS SECURITIES CANADA INC.

SCHEDULE “B”

GLOSSARY OF TERMS

In this Directors’ Circular, the following terms shall have the meanings set forth below, unless the subject matter or context is inconsistent therewith or such terms are otherwise defined in this Directors’ Circular:

“Adrian Resources” means Petaquilla’s predecessor corporation, Adrian Resources Ltd.;

“affiliate” has the meaning ascribed to that term in the Securities Act (British Columbia);

“associate” has the meaning ascribed to that term in the Securities Act (British Columbia);

“Board” means the Board of Directors of Petaquilla;

“CDS” means CDS Clearing and Depositary Services Inc.;

“Cerro Petaquilla Concession” has the meaning ascribed thereto under “Background to the the Offer”;

“Code” means the Mineral Resources Code of Panama;

“Common Shares” means all of the issued and outstanding common shares of Petaquilla, together with the associated SRP Rights;

“Corporation” means Petaquilla Minerals Ltd.;

“Director” means a director of Petaquilla;

“Directors’ Circular” means this directors’ circular of Petaquilla;

“DTC” means the Depositary Trust Company;

“Inmet” or the “Offeror” means, Inmet Mining Corporation, as offeror under the Inmet Offer;

“Inmet Circular” means the Imnet Offer and the accompanying take-over bid circular of Inmet dated September 27, 2012;

“Inmet Offer” means the formal take-over bid by Inmet dated September 27, 2012, as set forth in and forming part of the Inmet Circular, for all of the Common Shares (together with associated SRP Rights issued under the Shareholder Rights Plan) at a price of (i) 0.0109 Inmet shares and $0.001 in cash or (ii) a cash amount that is greater than $0.001 but not more than $0.48, and, if such elected cash amount is less than $0.48, that number of common shares of Inmet equal to the excess of $0.48 over the elected cash amount, divided by $43.945, per Common Share;

“Inmet Technical Report” means the NI 43-101-compliant technical report titled Mina de Cobre Panamá Project, Panamá NI 43-101 Technical Report filed by Inmet on SEDAR on May 5, 2010;

“Law 9” means Contract-Law No. 9 of February 26, 1997 enacted by the Government of Panama;

“Molejón Concession” has the meaning ascribed thereto under “Background to the Offer”;

REJECT THE INADEQUATE INMET OFFER; DO NOT TENDER YOUR SHARES

For any questions or requests for assistance, including for more information on how to withdraw your Petaquilla shares, please contact CST Phoenix Advisors at 1-800-332-6309 (North American Toll Free Number) or by e-mail at inquiries@phoenixadvisorscst.com

“Molejón Project” means the Molejón gold mine and related processing facilities located on the Molejón Concession;

“MPSA” means Minera Panama, S.A., previously named Minera Petaquilla, S.A.;

“National Directorate” means the National Directorate of Mineral Resources of the Republic of Panama;

“NCIB” means the normal course issuer bid commenced by Petaquilla on July 4, 2011;

“NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects;

“Notes” means the senior secured notes of Petaquilla proposed to be privately placed in an aggregate principal amount of up to US$210 million;

“Offer Price” means the Inmet Offer price of (i) 0.0109 Inmet shares and $0.001 in cash or (ii) a cash amount that is greater than $0.001 but not more than $0.48, and, if such elected cash amount is less than $0.48, that number of common shares of Inmet equal to the excess of $0.48 over the elected cash amount, divided by $43.945, per Common Share;

“Option Plan” means the stock option plan of Petaquilla, as amended from time to time;

“Options” means options to purchase Common Shares granted pursuant to the Option Plan;

“PDI” means Petaquilla Infrastructure Holding Company Ltd.;

“Permitted Bid” has the meaning ascribed to it in the Shareholder Rights Plan;

“Petaquilla” means Petaquilla Minerals Ltd.;

“SEC” means the United States Securities and Exchange Commission;

“Shareholder” or “Petaquilla Shareholder” means a holder of Common Shares;

“Shareholder Rights Plan” means the shareholders rights plan adopted by the Board effective March 7, 2006, and approved by Shareholders at the Corporation’s Annual and Special Meeting held on June 6, 2006, and again at the Corporation’s Annual General Meeting on November 29, 2010, as may be amended from time to time;

“SRP Rights” means the rights issued pursuant to the Shareholder Rights Plan;

“Teck” means Teck Corporation and its successor, Teck Cominco;

“TSX” means the Toronto Stock Exchange;

“UBS” means UBS Securities Canada Inc.;

“UBS Opinion” means the written opinion of UBS dated October 12, 2012, delivered to the Board in connection with the Inmet Offer; the full text of such opinion is set out as Schedule “A” to this Directors’ Circular; and

“Warrants” means warrants to purchase Common Shares.

REJECT THE INADEQUATE INMET OFFER; DO NOT TENDER YOUR SHARES

For any questions or requests for assistance, including for more information on how to withdraw your Petaquilla shares, please contact CST Phoenix Advisors at 1-800-332-6309 (North American Toll Free Number) or by e-mail at inquiries@phoenixadvisorscst.com

Words importing the singular include the plural and vice versa and words importing any gender include all genders.

REJECT THE INADEQUATE INMET OFFER; DO NOT TENDER YOUR SHARES

For any questions or requests for assistance, including for more information on how to withdraw your Petaquilla shares, please contact CST Phoenix Advisors at 1-800-332-6309 (North American Toll Free Number) or by e-mail at inquiries@phoenixadvisorscst.com

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO
THE INFORMATION AGENT:

CST Phoenix Advisors

North American Toll Free Number:

1-800-332-6309

Banks, Brokers and collect calls: 201-806-2222

Email: inquiries@phoenixadvisorscst.com

REJECT THE INADEQUATE INMET OFFER; DO NOT TENDER YOUR SHARES

For any questions or requests for assistance, including for more information on how to withdraw your Petaquilla shares, please contact CST Phoenix Advisors at 1-800-332-6309 (North American Toll Free Number) or by e-mail at inquiries@phoenixadvisorscst.com

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

(1) Reports that, in accordance with Canadian requirements, must be made publicly available in connection with the tender offer, but need not be disseminated to shareholders.

Exhibits

1.1                                      Press release, dated October 15, 2012

1.2                                      Cover Letter to Directors’ Circular, dated October 15, 2012

(2)                                        Not applicable

(3)                                        Not applicable

PART III — UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

1.              Undertaking

The person filing this Schedule undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

2.              Consent to Service of Process

(a)         At the time of filing this Schedule, the person so filing has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)         Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV — SIGNATURES

By signing this Schedule, the persons signing consent without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with filing on this Schedule 14D-9F or any purchases or sales of any security in connection therewith, may be commenced against them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PETAQUILLA MINERALS LTD.

Dated: October 15, 2012	By:	/s/ Joao C. Manuel

Joao C. Manuel

Chief Executive Officer